Exhibit 1

Perion Expects 2013 Revenues to Exceed $110 Million
2012 Non-GAAP Revenues expected to be $61 million

Tel Aviv and Seattle – January 8, 2013 – Perion Network Ltd. (NASDAQ: PERI), announced today revenue estimates for 2012 and its guidance for 2013.

Revenues in the fourth quarter of 2012 are expected to reach a record $21 million, more than double the fourth quarter of 2011. This will bring total non-GAAP revenues for 2012 to $61 million, increasing 64%, from $37 million in 2011.  The $61 million exceeded the updated guidance of $55 million and includes one month of results from the acquisition of SweetPacks.  Perion intends to report final 2012 financial results at the beginning of March.

2013 Financial Outlook:

•	Revenue is expected to exceed $110 million, representing overall growth of 80%+ year over year, and at least 25% organic growth year over year

•	EBITDA is expected to be at least $26 million, representing an EBITDA margin of 24%

•	Non-GAAP Net Income is expected to be at least $20 million, representing an 18% net profit margin

•	Non-GAAP EPS is expected to be at least $1.61, based on an average of 12.4 million shares outstanding

Commenting on the guidance, Mr. Josef Mandelbaum, Perion’s CEO said, “We are very excited about 2013 and expect it to be a breakout year in terms of growth both in top and bottom line results.  Our improving financial results are a result of our strong organic growth coupled with our acquisition strategy and a diversified product portfolio with multiple revenue streams.”

“Since 2010, Perion will have more than tripled its revenues, enriched its product portfolio, developed strong back-end systems and moved onto mobile platforms, while maintaining robust EBITDA margins,” continued Mr. Mandelbaum, “This year, as in previous years we also expect strong cash flow from operations, closely tracking our non-GAAP net income.”

Customer acquisition costs, with a positive return on investment, are expected to exceed $50 million, driving revenue growth in 2013 and beyond.

Revenue and other financial estimates contained in this press release have not been audited or reviewed by Perion’s independent auditors, and accordingly they express no opinion or other form of assurance as to this information. The Company provides no assurance that these preliminary results will not change following the Company’s completion of its financial audit of results of operations for the fiscal fourth quarter 2012, which are expected to be completed by March 2013.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: IncrediMail, Smilebox and SweetIM. IncrediMail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging and Facebook application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly visitors across all of its brands. Most of Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue and display advertising revenue, generated through impressions. A more advanced feature-rich version of many of our products is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. GAAP Revenues in 2011 were $35.5 million and expected to be in 2012 approximately $60 million.  Non-GAAP revenues exclude the valuation adjustment on acquired deferred product revenues of $1.0 in 2012 and $1.5 million in 2011.  No such revenues are projected for 2013.  Perion uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; Valuation adjustment on acquired deferred product revenues, acquisition related expenses, interest, taxes, stock-based compensation, depreciation and amortization and one-time expenses (credits).  Reconciliation of EBITDA and Non-GAAP Net income to GAAP Net Income expected for 2013 has not been provided as Perion has not yet quantified the amortization expenses associated with assets recently acquired or shared based to be expected in 2013.  The purpose of such adjustments is to give an indication of performance exclusive of non-cash charges and other items that are considered by management to be outside of core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. In addition, the financial information set forth in this press release is not an indication of the future financial results of the Company following the consummation of the acquisition. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, risk associated with uncertainty as to whether the transaction will be consummated, the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.